

PEOPLES BANCORP INC. – P.O. BOX 738 - MARIETTA, OHIO – 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
January 24, 2007

Contact: Carol A. Schneeberger
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. REPORTS FOURTH QUARTER AND 2007 RESULTS

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) announced fourth quarter 2007 net income of $2.2 million, or $0.21 per diluted share, compared to $4.8 million, or $0.44, for the fourth quarter of 2006. For 2007, net income totaled $18.3 million or $1.74 per diluted share compared to $21.6 million or $2.01 per diluted share for 2006.

The lower earnings for both the fourth quarter and full year 2007 were impacted by a $5.5 million ($3.6 million after-tax or $0.34 per diluted share) other-than-temporary impairment charge related to investments in certain securities, including preferred stocks issued by the Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac") and collateralized debt obligation ("CDO") investments. This non-cash charge for other-than-temporary impairment is comprised of a $1.3 million charge related to Fannie Mae preferred stock previously carried at $6.8 million, a $1.9 million charge related to Freddie Mac preferred stock previously carried at $8.5 million, a $0.1 million charge related to a single bank holding company stock held by Peoples previously carried at $0.2 million and a $2.2 million charge related to three CDO investment securities previously carried at $7.9 million. This charge was partially offset by a $782,000 ($508,000 after-tax) reduction in franchise tax expense resulting from the adjustment to Peoples' tax reserves to reflect the settlement agreement with the Tax Commissioner of the State of Ohio resolving certain controversies concerning Peoples' Ohio corporation franchise tax liabilities and associated calculations for the 2002 through 2008 tax years (Fiscal years 2001-2007).

"Market values of certain investments have decreased due to increased risks within the broader credit market and erratic market liquidity," said Mark F. Bradley, President and Chief Executive Officer. "Peoples Bancorp's capital levels mitigate the negative impact of the resulting other-than-temporary impairment charge."

Bradley continued, "Without the impairment charges, our results in 2007 reflect success in diversifying revenues, improving operating efficiency and reducing our reliance on net interest income. Revenue growth was strong and net loan charge-offs decreased. Additionally, dividends increased 6% to $0.88 per share in 2007, marking our 42nd consecutive year of dividend growth."

Net interest income for the fourth quarter of 2007 was $13.9 million, up 6% from $13.2 million for the third quarter. During the same period, net interest margin improved 14 basis points to 3.40%. Compared to the fourth quarter of 2006, net interest income increased 3% and net interest margin expanded 9 basis points in the fourth quarter of 2007. These improvements were the result of management's efforts to reduce Peoples' funding costs by reducing certain deposit rates and taking advantage of lower cost funding available in the market place in response to the Federal Reserve's actions to decrease short-term interest rates and improved yield in two separate pools of loans acquired in acquisitions during 2002 and 2003. For 2007, net interest income totaled $53.9 million compared to $53.2 million in 2006, while net interest margin expanded slightly to 3.32% from 3.29%.

"While the lower interest rate environment helped us reduce funding costs in the fourth quarter, asset yields have also declined from the repricing of prime-based loans and new loans being originated at lower rates," said Carol A. Schneeberger, Chief Financial Officer and Treasurer. "However, we successfully grew earning asset levels during the quarter, which offset much of the impact of the lower loan yields."

In the fourth quarter of 2007, total non-interest income was $7.6 million compared to $7.4 million a year ago. In 2007, non-interest income totaled $31.4 million, up from $30.4 million in 2006. The majority of these increases resulted from higher trust and investment income, which increased 16% for the fourth quarter and 17% for the year. Since year-end 2006, Peoples has experienced a 10% gain in the dollar value of assets under management, attributable to the addition of



seasoned sales personnel, coupled with an increase in cross sales from retail banking operations. Another contributing factor to non-interest income growth was increased e-banking revenues, which were up 16% and 14% compared to the fourth quarter and year ended December 31, 2006, respectively, reflecting steady volume increases in customer debit card activity.

"Non-interest income growth occurred in 2007 as a result of our efforts in recent years to diversify revenues," said Schneeberger. "Among the successes was strong production from our insurance agency that allowed total insurance commission income to remain stable, despite lower pricing margins in the insurance industry and annual performance based commissions. We expect our renewed commitment to customer-focused delivery of financial services will continue to increase cross-sale opportunities, which in turn enhances the customer experience and contributes to additional non-interest revenues."

Total non-interest expense decreased 4% in the fourth quarter of 2007, totaling $12.4 million versus $12.9 million, largely attributable to the reduction in franchise tax expense, tempered by increases in sales-based compensation and bankcard costs, which correspond to the higher insurance and investment income and e-banking revenue, and higher software licensing and support costs.   In 2007, non-interest expense was essentially flat totaling $51.5 million, as higher salaries and benefit costs were offset by reductions in other operating expenses. Consequently, Peoples' efficiency ratio improved to 57.1% in 2007, versus 57.5% in 2006.

In 2007, Peoples' effective tax rate was 23.3%, down from 25.8% for the first nine months of 2007 and 26.7% for 2006. The reduction in the effective tax rate was attributable to utilization of additional tax credits in 2007, coupled with a reduction in pre-tax income without a corresponding decline in tax-exempt income. In 2008, management expects a modest increase in Peoples' effective tax rate from a lower utilization of tax credits.

Gross portfolio loan balances were $1.12 billion at December 31, 2007, up $14.3 million since the prior quarter-end from commercial mortgage loan growth. However, significant commercial and commercial mortgage loan payoffs throughout most of the year resulted in portfolio loan balances falling $11.5 million since year-end 2006. Peoples' serviced loan portfolio totaled $176.7 million, up 9% since year-end 2006.

"We are pleased to report loan growth in the fourth quarter," added Schneeberger. "Our continued focus on loan quality, coupled with the possibility of additional payoffs, is expected to make loan growth in the near term difficult."

In the fourth quarter of 2007, Peoples' provision for loan losses was $1.5 million versus $1.0 million in the third quarter and $1.9 million in the fourth quarter of 2006. For the year, the provision for loan losses totaled $4.0 million in 2007, up from $3.6 million in 2006.   The provision for loan losses is based on management's quarterly evaluation of the loan portfolio and is directionally consistent with changes in Peoples' overall loan quality. At December 31, 2007, non-performing loans totaled $9.4 million, or 0.83% of total loans, compared to $6.2 million, or 0.56%, at September 30, 2007 and $10.0 million, or 0.88%, at year-end 2006. The allowance for loan losses was $15.7 million, or 168.0% of nonperforming loans, at year-end 2007, versus $14.6 million, or 237.3%, at September 30, 2007, and $14.5 million, or 145.0%, at December 31, 2006. Nonaccrual loans increased $3.0 million from September 30, 2007 but are relatively unchanged from December 31, 2006.

In the fourth quarter of 2007, net loan charge-offs were $446,000, down from $1.0 million last quarter, due mostly to a reduction in commercial loan charge-offs. Compared to the prior year, fourth quarter net loan charge-offs decreased substantially from $3.5 million, which was attributable to Peoples charging-off $2.9 million of impaired loans related to a single commercial loan relationship a year ago. For the year, net loan charge-offs totaled $2.8 million in 2007 versus $3.8 million in 2006.

"We believe Peoples sustained overall loan quality in 2007," stated Schneeberger. "Many of the losses incurred in recent periods were due to credit declines in a limited number of loan relationships.. Additionally, total loan delinquencies have been at reasonable levels although we have seen a recent rise in both the dollar amount and number of loans 30 days or greater past due. We are confident that our loan review process will continue to identify problem loans in a timely manner."

Retail deposit balances, which exclude brokered deposits, grew $22.4 million since December 31, 2006 with interest-bearing retail balances rising $18.3 million in 2007, due to money market and interest-bearing demand balances increasing 14% and 13%, respectively. Non-interest-bearing deposits also grew $4.1 million in 2007, due to higher commercial deposit balances.

In 2007, Peoples repurchased 463,600 common shares at an average price of $26.21, under previously announced stock repurchase plans. This compares to 37,800 common shares repurchased in 2006, at an average price of $28.35.

"In 2007, operating results improved due to core deposit growth, net interest margin improvement, revenue growth through customer service and controlled expense growth," summarized Bradley. "Given the uncertainty that exists in the financial markets and the economy as a whole, which can impact loan quality in 2008, we will continue to focus on earnings quality and conservative growth."



Peoples Bancorp Inc. is a diversified financial products and services company with $1.9 billion in assets, 50 locations and 37 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units – Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank) and Peoples Insurance Agency, Inc. Peoples' common shares are traded on the NASDAQ Global Select Market under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss fourth quarter and 2007 results of operations today at 11:00 a.m. Eastern Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Safe Harbor Statement:

This news release may contain certain forward-looking statements with respect to Peoples' financial condition, results of operations, plans, objectives, future performance and business. Except for the historical and present factual information contained in this news release, the matters discussed in this news release, and other statements identified by words such as "feel," "expect," "believe," "plan," "will," "would," "should," "could" and similar expressions are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Factors that might cause such a difference include, but are not limited to: (1) deterioration in the loan portfolio could be worse than expected due to a number of factors, such as the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected, which may adversely impact the provision for loan losses (2) competitive pressures among financial institutions or from non-financial institutions, which may increase significantly; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) prepayment speeds, loan originations and sale volumes, charge-offs and loan loss provisions, which may be less favorable than expected; (5) general economic conditions, either national or in the states in which Peoples and its subsidiaries do business, which may be less favorable than expected; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, which may adversely affect the business of Peoples and its subsidiaries; (8) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio; (9) a delayed or incomplete resolution of regulatory issues that could arise; (10) ability to receive dividends from subsidiaries; (11) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (12) the costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and (13) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and under the heading "ITEM 1A: RISK FACTORS" of Part II of Peoples' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.



PEOPLES BANCORP INC. (NASDAQ: PEBO)
PER SHARE DATA AND PERFORMANCE RATIOS

(in $000's, except per share data)	Three Months Ended			Year Ended December 31,	
	December 31, 2007	September 30, 2007	December 31, 2006	2007	2006
Net income per share:					
Basic	$ 0.21	$ 0.49	$ 0.45	$ 1.75	$ 2.03
Diluted	$ 0.21	$ 0.49	$ 0.44	$ 1.74	$ 2.01
Cash dividends declared per share	$ 0.22	$ 0.22	$ 0.21	$ 0.88	$ 0.83
Book value per share	$ 19.70	$ 19.25	$ 18.51	$ 19.70	$ 18.51
Tangible book value per share (a)	$ 13.09	$ 12.63	$ 12.05	$ 13.09	$ 12.05
Closing stock price at end of period	$ 24.89	$ 26.18	$ 29.70	$ 24.89	$ 29.70
Dividend payout as a percentage of net income	103.58%	44.83%	47.14%	50.38%	41.09%
Return on average equity (b)	4.34%	10.27%	9.54%	9.21%	11.33%
Return on average assets (b)	0.46%	1.09%	1.01%	0.98%	1.15%
Efficiency ratio (c)	54.14%	57.03%	58.14%	57.07%	57.51%
Net interest margin (fully-tax equivalent) (b)	3.40%	3.26%	3.31%	3.32%	3.29%

(a) Excludes the balance sheet impact of intangible assets acquired through acquisitions.

(b) Ratios are presented on an annualized basis.

(c) Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses)



PEOPLES BANCORP INC. CONSOLIDATED STATEMENTS OF INCOME

(in $000's)	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2006
Interest income	$ 28,738	$ 28,391	$ 113,419	$ 108,794
Interest expense	14,823	14,925	59,498	55,577
Net interest income	13,915	13,466	53,921	53,217
Provision for loan losses	1,522	1,852	3,959	3,622
Net interest income after provision for loan losses	12,393	11,614	49,962	49,595
Net (loss) gain on investment securities	(5,487)	259	(6,062)	265
Net (loss) gain on asset disposals	-	(7)	76	27
Net gain on sale of banking office	-	222	-	454
Non-interest income:				
Service charges on deposits	2,515	2,468	9,890	10,215
Insurance commissions	2,009	2,090	9,568	9,538
Trust and investment income	1,344	1,154	4,983	4,258
Electronic banking revenues	917	792	3,524	3,080
Business owned life insurance	424	428	1,661	1,637
Mortgage banking income	163	247	885	825
Other	250	199	839	826
Total non-interest income	7,622	7,378	31,350	30,379
Non-interest expense:				
Salaries and benefits	6,782	6,389	27,552	26,178
Net occupancy and equipment	1,381	1,423	5,298	5,252
Data processing and software	616	504	2,210	1,905
Professional fees	532	643	2,246	2,465
Bankcard costs	474	344	1,617	1,284
Amortization of intangible assets	467	556	1,934	2,261
Marketing	437	373	1,515	1,659
Franchise taxes	(363)	424	973	1,760
Other	2,035	2,252	8,107	8,533
Total non-interest expense	12,361	12,908	51,452	51,297
Income before income taxes	2,167	6,558	23,874	29,423
Income tax (benefit) expense	(37)	1,789	5,560	7,865
Net income	$ 2,204	$ 4,769	$ 18,314	$ 21,558
Net income per share:				
Basic	$ 0.21	$ 0.45	$ 1.75	$ 2.03
Diluted	$ 0.21	$ 0.44	$ 1.74	$ 2.01
Cash dividends declared per share	$ 0.22	$ 0.21	$ 0.88	$ 0.83
Weighted average shares outstanding:				
Basic	10,344,437	10,663,272	10,462,933	10,606,570
Diluted	10,398,806	10,768,851	10,529,634	10,723,933
Actual shares outstanding (end of period)	10,296,748	10,651,985	10,296,748	10,651,985



PEOPLES BANCORP INC. CONSOLIDATED BALANCE SHEETS

(in $000's)	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 43,275	$ 35,405
Interest-bearing deposits in other banks	1,925	1,101
Federal funds sold	-	3,300
Total cash and cash equivalents	45,200	39,806
Available-for-sale investment securities, at estimated fair value (amortized cost of $559,211 at December 31, 2007 and $550,239 at December 31, 2006)	565,463	548,733
Loans, net of unearned interest	1,120,941	1,132,394
Allowance for loan losses	(15,718)	(14,509)
Net loans	1,105,223	1,117,885
Loans held for sale	1,994	1,041
Bank premises and equipment, net of accumulated depreciation	24,803	23,455
Business owned life insurance	50,291	48,630
Goodwill	62,520	61,373
Other intangible assets	5,509	7,479
Other assets	24,550	26,853
TOTAL ASSETS	**$ 1,885,553**	$ 1,875,255
LIABILITIES		
Non-interest-bearing deposits	$ 175,057	$ 170,921
Interest-bearing deposits	1,011,320	1,062,608
Total deposits	1,186,377	1,233,529
Federal funds purchased, securities sold under repurchase agreements, and other short-term borrowings	222,541	194,883
Long-term borrowings	231,979	200,793
Junior subordinated notes held by subsidiary trusts	22,460	29,412
Accrued expenses and other liabilities	19,360	19,469
TOTAL LIABILITIES	**1,682,717**	1,678,086
STOCKHOLDERS' EQUITY		
Common stock, no par value (24,000,000 shares authorized, 10,925,954 shares issued at December 31, 2007, and 10,889,242 shares issued at December 31, 2006)	163,399	162,654
Retained earnings	52,527	43,439
Accumulated comprehensive income (loss), net of deferred income taxes	3,014	(2,997)
Treasury stock, at cost (629,206 shares at December 31, 2007, and 237,257 shares at December 31, 2006)	(16,104)	(5,927)
TOTAL STOCKHOLDERS' EQUITY	**202,836**	197,169
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,885,553**	$ 1,875,255



PEOPLES BANCORP INC. SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
LOAN PORTFOLIO					
Commercial, mortgage	$ 513,847	$ 481,341	$ 468,241	$ 477,189	$ 469,934
Commercial, other	171,937	174,753	177,651	195,612	191,847
Real estate, construction	71,794	83,714	96,690	97,116	99,311
Real estate, mortgage	280,347	284,105	286,198	290,514	297,663
Consumer	83,016	82,708	79,629	75,194	73,639
Total loans	1,120,941	1,106,621	1,108,409	1,135,625	1,132,394
DEPOSIT BALANCES					
Interest-bearing deposits:					
Retail certificates of deposit	$ 499,684	$ 515,432	$ 517,910	$ 528,543	$ 514,885
Interest-bearing transaction accounts	191,359	178,880	179,430	182,164	170,022
Money market deposit accounts	153,299	147,848	149,791	145,073	134,387
Savings accounts	107,389	112,507	115,691	119,153	114,186
Brokered certificates of deposits	59,589	57,507	66,601	70,535	129,128
Total interest-bearing deposits	1,011,320	1,012,174	1,029,423	1,045,468	1,062,608
Non-interest-bearing deposits	175,057	171,319	173,675	172,122	170,921
Total deposits	1,186,377	1,183,493	1,203,098	1,217,590	1,233,529
ASSET QUALITY					
Nonperforming assets:					
Loans 90 days or more past due	$ 378	$ 190	$ 313	$ -	$ 1
Renegotiated loans	–	–	–	–	1,218
Nonaccrual loans	8,980	5,979	7,096	6,015	8,785
Total nonperforming loans	9,358	6,169	7,409	6,015	10,004
Other real estate owned	343	343	213	50	-
Total nonperforming assets	$ 9,701	$ 6,512	$ 7,622	$ 6,065	$ 10,004
Allowance for loan losses as a percent of nonperforming loans	168.0%	237.3%	198.3%	241.3%	145.0%
Nonperforming loans as a percent of total loans	0.83%	0.56%	0.67%	0.53%	0.88%
Nonperforming assets as a percent of total assets	0.51%	0.34%	0.41%	0.32%	0.53%
Nonperforming assets as a percent of total loans and other real estate owned	0.87%	0.59%	0.69%	0.53%	0.88%
Allowance for loan losses as a percent of total loans	1.40%	1.32%	1.33%	1.28%	1.28%
REGULATORY CAPITAL (a)					
Tier 1 risk-based capital	11.91%	11.82%	11.74%	11.93%	11.98%
Total risk-based capital ratio (Tier 1 and Tier 2)	13.23%	13.04%	12.97%	13.11%	13.17%
Leverage ratio	8.48%	8.67%	8.67%	8.91%	8.90%
Tier 1 capital	$ 154,933	$ 156,209	$ 155,361	$ 161,170	$ 161,439
Total capital (Tier 1 and Tier 2)	$ 172,117	$ 172,263	$ 171,592	$ 177,207	$ 177,524
Total risk-weighted assets	$ 1,300,541	$ 1,321,367	$ 1,323,359	$ 1,351,409	$ 1,347,819

(a) December 31, 2007 data based on preliminary analysis and subject to revision.



PEOPLES BANCORP INC. PROVISION FOR LOAN LOSSES INFORMATION

(in $000's)	Three Months Ended			Year Ended	
	December 31, 2007	September 30, 2007	December 31, 2006	December 31, 2007	2006
PROVISION FOR LOAN LOSSES					
Provision for Overdraft Privilege losses	$ 172	$ 227	$ 152	$ 558	$ 712
Provision for other loan losses	1,350	740	1,700	3,401	2,910
Total provision for loan losses	$ 1,522	$ 967	$ 1,852	$ 3,959	$ 3,622
NET CHARGE-OFFS					
Gross charge-offs	$ 840	$ 1,251	$ 3,682	$ 4,701	$ 5,484
Recoveries	395	233	205	1,951	1,651
Net charge-offs	$ 445	$ 1,018	$ 3,477	$ 2,750	$ 3,833
NET CHARGE-OFFS (RECOVERIES) BY TYPE					
Overdrafts	$ 177	$ 207	$ 193	$ 569	$ 704
Real estate	172	232	124	403	(17)
Consumer	66	107	138	469	242
Commercial	32	472	3,023	1,315	2,908
Credit card	(2)	-	(1)	(6)	(4)
Total net charge-offs	$ 445	$ 1,018	$ 3,477	$ 2,750	$ 3,833
Net charge-offs as a percent of loans (annualized)	0.16%	0.36%	1.22%	0.24%	0.35%

PEOPLES BANCORP INC. SUPPLEMENTAL INFORMATION

(in $000's, end of period)	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
Trust assets under management	$ 797,443	$ 805,931	$ 766,417	$ 744,939	$ 736,745
Brokerage assets under management	$ 129,650	$ 126,773	$ 118,058	$ 109,343	$ 103,814
Mortgage loans serviced for others	$ 176,742	$ 176,380	$ 172,314	$ 165,728	$ 162,511
Employees (full-time equivalent)	559	553	556	560	547
Announced treasury share plans: (a)					
Total shares authorized for plan	925,000	425,000	425,000	425,000	425,000
Shares purchased	84,600	139,000	70,000	170,000	23,800
Average price	$ 24.25	$ 24.05	$ 26.79	$ 28.70	$ 28.55

(a) 2007 data reflects shares purchased under the 2007 Stock Repurchase Program announced on January 12, 2007, authorizing the repurchase of up to 425,000 common shares, and the repurchase plan announced on November 9, 2007, authorizing the repurchase of up to 500,000 common shares, upon the completion of the 2007 Stock Repurchase Program. 2006 data reflects the 2006 Stock Repurchase Program authorizing the repurchase of up to 425,000 common shares. The number of common shares purchased for treasury and average price paid are presented for the three-month period ended on the date indicated.



PEOPLES BANCORP INC. CONSOLIDATED AVERAGE BALANCE SHEET AND NET INTEREST INCOME

		Three Months Ended							
	December 31, 2007			**September 30, 2007**			**December 31, 2006**		
(in $000's)	**Balance**	**Income/ Expense**	**Yield/ Cost**	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
ASSETS									
Short-term investments	$ **2,632**	$ **31**	**4.64%**	$ 4,035	$ 50	4.91%	$ 3,880	$ 48	4.95%
Investment securities (a)	**581,971**	**7,906**	**5.43%**	571,632	7,590	5.31%	560,703	7,157	5.11%
Gross loans (a)	**1,125,794**	**21,232**	**7.48%**	1,105,592	21,008	7.55%	1,132,784	21,588	7.58%
Allowance for loan losses	**(15,048)**			(14,662)			(15,504)		
Total earning assets	**1,695,349**	**29,169**	**6.85%**	1,666,597	28,648	6.84%	1,681,863	28,793	6.82%
Intangible assets	**68,275**			68,754			68,888		
Other assets	**128,747**			129,015			128,626		
Total assets	**1,892,371**			1,864,366			1,879,377		
LIABILITIES AND EQUITY									
Interest-bearing deposits:									
Savings	**109,543**	**181**	**0.66%**	113,740	190	0.66%	117,079	204	0.69%
Interest-bearing demand deposits	**336,828**	**2,401**	**2.83%**	331,105	2,511	3.01%	318,534	2,215	2.76%
Time deposits	**565,320**	**6,472**	**4.54%**	583,581	6,746	4.59%	615,044	6,970	4.50%
Total interest-bearing deposits	**1,011,691**	**9,054**	**3.55%**	1,028,426	9,447	3.64%	1,050,657	9,389	3.55%
Short-term borrowings	**245,977**	**2,804**	**4.48%**	232,586	2,975	5.03%	212,758	2,800	5.15%
Long-term borrowings	**244,822**	**2,965**	**4.83%**	217,440	2,667	4.89%	231,734	2,736	4.64%
Total borrowed funds	**490,799**	**5,769**	**4.61%**	450,026	5,642	4.92%	444,492	5,536	4.89%
Total interest-bearing liabilities	**1,502,490**	**14,823**	**3.91%**	1,478,452	15,089	4.03%	1,495,149	14,925	3.95%
Non-interest-bearing deposits	**173,411**			172,164			169,962		
Other liabilities	**15,071**			16,125			15,839		
Total liabilities	**1,690,972**			1,666,741			1,680,950		
Stockholders' equity	**201,399**			197,625			198,427		
Total liabilities and equity	$ **1,892,371**			$ 1,864,366			$ 1,879,377		
Net interest income/spread (a)		$ **14,346**	**2.94%**		$ 13,559	2.81%		$ 13,868	2.87%
Net interest margin (a)			**3.40%**			3.26%			3.31%

(a) Information presented on a fully tax-equivalent basis.



(in $000's)		Year Ended					
		December 31, 2007			December 31, 2006		
	Balance	Income/ Expense	Yield/ Cost		Balance	Income/ Expense	Yield/ Cost
ASSETS							
Short-term investments	$ 3,512	$ 170	4.85%	$	3,973	$ 180	4.53%
Investment securities (a)	563,462	29,595	5.25%		573,040	28,828	5.03%
Gross loans (a)	1,122,808	85,150	7.58%		1,108,575	81,456	7.35%
Allowance for loan losses	(14,775)				(15,216)		
Total earning assets	1,675,007	114,915	6.86%		1,670,372	110,464	6.61%
Intangible assets	68,440				68,940		
Other assets	128,670				129,718		
Total assets	1,872,117				1,869,030		
LIABILITIES AND EQUITY							
Interest-bearing deposits:							
Savings	113,629	725	0.64%		122,682	806	0.66%
Interest-bearing demand deposits	327,392	9,488	2.90%		302,472	7,716	2.55%
Time deposits	586,967	26,762	4.56%		576,838	23,739	4.12%
Total interest-bearing deposits	1,027,988	36,975	3.60%		1,001,992	32,261	3.22%
Short-term borrowings	237,142	11,835	4.93%		210,962	10,443	4.95%
Long-term borrowings	219,915	10,688	4.81%		282,739	12,873	4.55%
Total borrowed funds	457,057	22,523	4.87%		493,701	23,316	4.72%
Total interest-bearing liabilities	1,485,045	59,498	3.99%		1,495,693	55,577	3.72%
Non-interest-bearing deposits	172,571				167,440		
Other liabilities	15,707				15,604		
Total liabilities	1,673,323				1,678,737		
Stockholders' equity	198,794				190,293		
Total liabilities and equity	$ 1,872,117			$	1,869,030		
Net interest income/spread (a)		$ 55,417	2.87%			$ 54,887	2.89%
Net interest margin (a)			3.32%				3.29%

(a) Information presented on a fully tax-equivalent basis.

END OF RELEASE